Exhibit 99.1

SR Telecom Inc.

2005

Annual Information Form

March 29, 2006

TABLE OF CONTENTS

EXPLANATORY NOTES	4
FORWARD-LOOKING STATEMENTS	4
INCORPORATION AND CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
OPERATIONAL RESTRUCTURING	6
RESTRUCTURING	7
BUSINESS OVERVIEW	8
FIXED WIRELESS ACCESS BUSINESS	8
SR500	9
SR500IP	10
AIRSTAR	10
ANGEL	10
SYMMETRY	11
RESEARCH AND DEVELOPMENT	11
SERVICES	12
SALES AND MARKETING	13
CUSTOMERS	14
COMPETITION	15
EMERGING TECHNOLOGIES AS COMPETITION	16
REGULATORY ENVIRONMENT	17
INTELLECTUAL PROPERTY	17
TELECOMMUNICATIONS SERVICE PROVIDER BUSINESS - CTR	17
RISK FACTORS	18
RISKS RELATING TO OUR LIQUIDITY AND FINANCIAL CONDITION	18
RISKS RELATED TO OUR BUSINESS AND OPERATIONS	21
DIVIDENDS	27
DESCRIPTION OF CAPITAL STRUCTURE	27
COMMON SHARES	27
PREFERRED SHARES	27
WARRANTS	28
CONVERTIBLE DEBENTURES	28
MARKET FOR SECURITIES	28
TRADING PRICE AND VOLUME	28
PRIOR SALES	29
DIRECTORS AND OFFICERS	29
LEGAL PROCEEDINGS	30
SOLECTRON ARBITRATION	30
AXIO WIRELESS (“AXIO”) ARBITRATION	31
FUTURE COMMUNICATIONS COMPANY (“FCC”) LITIGATION	31

JASMIN CONSULTING SERVICES INC. (“JCS”)	31
NORTH SAN JOSE INTERESTS LITIGATION	31
HAITI	31
GENERAL	31
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	32
MATERIAL CONTRACTS	32
AUDIT COMMITTEE DISCLOSURE	33
RELEVANT EDUCATION AND EXPERIENCE	33
REMUNERATION OF AUDITORS	33
TRANSFER AGENT AND REGISTRAR	34
ADDITIONAL INFORMATION	34
EXHIBIT “A” - AUDIT COMMITTEE MANDATE AND CHARTER	35

 EXPLANATORY NOTES

References herein to the “Corporation”, “we”, “us” and “our” are references to SR Telecom Inc., a Canadian corporation, and its consolidated subsidiaries unless the context indicates otherwise.

All references herein to "dollars" and "$" refer to the lawful currency of Canada, unless otherwise expressly stated. All references herein to “US dollars” and "US$" refer to the lawful currency of the United States of America. All financial statements and financial information derived therefrom presented herein have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Information contained in this document concerning the wireless telecommunications industry, our general expectations concerning this industry and our market positions and market shares are based on estimates we prepared using data from publicly available industry sources as well as from various research analysts’ reports, market research and industry analyses, and on assumptions made, based on our knowledge of this industry, which we believe to be reasonable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

Unless otherwise indicated, all operating data presented herein is as of December 31, 2005.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as "believe", "intend", "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed herein. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

INCORPORATION AND CORPORATE STRUCTURE

SR Telecom was incorporated under the Canada Business Corporations Act in 1981, and has been a public reporting company in Canada since 1986, when it completed an initial public offering of its Common Shares in Canada. Our legal name is SR Telecom Inc.

Our registered head office and principal place of business is located at 8150 Trans-Canada Highway, Montreal, Quebec, Canada, H4S 1M5 and our telephone number is (514) 335-1210. Our website is www.srtelecom.com.

Except as described below, our business is conducted directly, or indirectly through wholly-owned subsidiaries. In addition, through our 96% owned subsidiary CTR, we provide local telephone service and Internet access to residential, commercial and institutional customers, and operate a network of payphones in a large, predominantly rural area of Chile.

The following chart summarizes our organizational structure and percentage ownership of each subsidiary as at December 31, 2005. This chart is a simplification and omits certain holding companies and non-material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

SR Telecom began operations in 1975 as a division of Harris Canada Inc., which was then known as Farinon Electric of Canada Ltd. In 1981, the division was purchased in a management-led buyout from Farinon and became SR Telecom Inc. In 1986, SR Telecom Inc. completed an initial public offering in Canada.

In 1987, we introduced the world’s first high-capacity digital time division multiple access system, the SR500. Upgraded and enhanced versions of this product still generate a significant amount of our current revenue, especially from rural applications. Over time we have added products to our portfolio to cover the applications, features and frequencies that our global customer base is interested in, as well as new markets for fixed wireless access, such as applications for small and medium-sized enterprises in urban environments.

In 1994, the Chilean government deregulated telecommunication services. In response to this business opportunity, in 1996, we partnered with a group of Chileans and Canadians to form Comunicación y Telefonía Rural S.A. (CTR). CTR provides local telephone service, payphone service, and Internet access to users in rural areas using the SR500. In 2004, CTR began expanding its service area to include urban centers in small cities using our angel product line.

During the 1990s, the increasing availability of new telecommunications products led many telecommunications service providers to rely on outside vendors and manufacturers to install and maintain their equipment, rather than their own in-house technical staff. In response to this, we increased the services we provided to our customers, from merely providing equipment to providing full turnkey solutions.

In 2001, we acquired the French assets of the Wireless Access Solutions division of Lucent Technologies. The acquisition, which added the swing product line to our product portfolio, had an immediate positive impact on our revenues and significantly increased our installed base.

In 2002, we acquired certain product-related assets from Nera Telecommunications Inc. These assets formed the basis of a product that we commercially launched as stride2400. This product delivers carrier-grade voice capabilities, and broadband Internet access using the 2.4 GHz unlicensed band. It is ideally suited for small U.S. operators that intend to deliver universal access to rural areas. However, recent U.S. regulatory impediments have made it unprofitable for us to pursue this market with this product at this time.

In early 2003, we acquired from the receiver of Comdev Broadband Inc. (Comdev) the assets and intellectual property associated with Comdev’s CDMA2000 1xEV-DO product line. The product, which we branded as shift, added standards based, non-line-of-sight (NLOS) technology that was capable of broadband Internet access in the cellular frequency band. We discontinued the development of shift in September 2003 as the additional cost of development, changing customer demands and the addition of the angel product rendered shift no longer cost-effective.

In September 2003, we acquired Netro Corporation (“Netro”), which added angel and airstar to our product portfolio. angel, and its successor symmetry, are high-capacity systems that deliver carrier-class voice and broadband packet data services using non-line-of-sight technology. airstar is a high-capacity system that delivers high-speed, broadband data.

Netro operated out of San Jose, California and Redmond, Washington. Shortly after the acquisition, we consolidated the software development activities in Redmond and renamed the entity “SR Telecom USA, Inc.”. Substantially all of the remaining activities were repatriated to Montreal. SR Telecom USA Inc., was primarily a research and development (“R&D”) center, developing and maintaining both the angel and airstar product lines. In July 2004, we closed the Redmond facility and consolidated all R&D activities in Montreal. A core group of technology and product experts relocated to Montreal to support the evolution and maintenance of the angel and airstar product lines, and to develop a WiMAX standard-based product using Orthogonal Frequency Division Multiplex (OFDM) technology.

In October 2005, we adopted a new strategic plan to address the vast opportunities expected from WiMAX. Our objective is to take immediate steps to improve on the profitability of our existing products to become financially self-sustaining in order to capitalize on the upcoming WiMAX opportunity. In the near term, we intend to become a leading equipment provider in fixed WiMAX to ILECs, large CLECs and mobile operators. We intend to maintain a lead in core software and technologies in OFDM to capitalize on even bigger opportunities expected in mobile WiMAX. This will provide us with the added option to broaden our value proposition from products to technology by becoming a strong licensing entity equipped with a strong and comprehensive patent portfolio.

The key initiatives we intend to take to improve our financial viability include:

-Focus on our symmetry, SR500ip and SR500 product lines
- Maximize profitability of symmetry as a transition solution to fixed WiMAX
- Rationalize manufacturing costs and reduce SG&A
- Improve profitability of all pre-sale and aftermarket services
- Redesign our organization using centralization to reduce costs and generate synergies and decentralization to become more responsive to customers’ needs
- Revamp our compensation system to align performance to our corporate objectives

The key initiatives we intend to take to become a leading equipment provider in fixed WiMAX include:

- Strengthen our innovation team with top talent in WiMAX technology
- Focus innovation efforts to develop differentiated fixed WiMAX products
- Leverage our existing customer base to sell fixed WiMAX
- Build a strong customer base of ILECs and CLECs for fixed WiMAX
- Develop innovation partnerships to advance leadership, reduce time to market and enhance cost competitiveness
- Develop distribution channels to improve geographic reach and corporate profile
- Participate actively in the development of WiMAX

The key initiatives we intend to take to emerge as the leading technology provider in mobile WiMAX include:

- Focus our innovation efforts to maintain a lead in OFDM technology
- Develop a comprehensive and defensible intellectual property portfolio
- Expand marketing initiatives to cellular providers
- Partner with a Tier-one OEM to provide mobile solutions
- Participate actively in the mobile WiMAX market to exert influence on industry development

OPERATIONAL RESTRUCTURING

In June 2004, we finalized the restructuring of our French operations, which included closing the R&D facilities, but maintaining a sales, project management and after-sales support facility in France for our European, Middle Eastern and African (EMEA) clients.

During the second quarter of 2005, as part of our restructuring efforts, we undertook a review of certain aspects of our operations and our intended future direction. Accordingly, we decided to manufacture discontinue certain product lines. As part of our strategic plan at that time, we took steps to strengthen our financial position by improving the profitability of our product portfolio. Our focus is to maximize revenue potential and profitability of our key products, particularly symmetry, SR500ip and SR500 and divest ourself of operations related to product lines we no longer intended to pursue.

Effective December 1, 2005, we sold substantially all of the assets and the operations of our subsidiary in France, as well as our Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France. With this transaction, we effectively disposed of our swing product line and related operations. The assets not disposed of related primarily to accounts receivable and payable which will be monetized by the Corporation. The sale price for the sold businesses is to be established on November 30, 2006 and will be determined based on the performance of the sold businesses for the year then ended. The range of sale price as per the agreement, is between #eu#1 and #eu#4M. As of the date hereof, management cannot reasonably determine the sale price with sufficient reliability.

On March 27, 2006, the Company completed a multi-year agreement to outsource its manufacturing operations. The transition will start immediately and SR Telecom management expects all outsourced manufacturing of its non-WiMAX products to be completed by May 31, 2006. This will enable us to focus on our core activities of designing, developing and deploying advanced wireless technologies. By partnering with an experienced and advanced manufacturing organization we are able to streamline our product cost structure, reduce our exposure to fluctuations in manufacturing volumes and continue to provide world-class wireless access solutions to our customers around the world.

RESTRUCTURING

On May 19, 2005, we executed a term sheet setting forth the key steps of our financial restructuring (“Restructuring”) and entered into definitive agreements with entities which held or exercised control or direction over an aggregate of approximately $54.3 million or 76.49% of the outstanding principal amount of our 8.15% debentures, who subsequently became holders of our 10% convertible debentures, the CTR Lenders and CTR itself regarding our financial restructuring. We also entered into additional agreements with the CTR Lenders. These agreements establish the framework to and the key elements of the financial aspect of the Restructuring. The first phase of the Restructuring, completed on May 20, 2005, included (i) the provision to the Corporation under the Credit Facility of up to US$39.6 million and (ii) the restructuring of the terms of the loans to CTR by the CTR Lenders.

The second phase of the Restructuring, completed on August 24, 2005, involved the exchange of our outstanding 8.15% debentures for new 10% redeemable secured convertible debentures (“Convertible Debentures”). As contemplated under the Restructuring, certain changes were made to our board of directors. Concurrent with the completion of the debenture exchange, six members of the board of directors resigned, while four persons were appointed to fill the vacancies created by such resignations. In addition, the terms of the un-exchanged 8.15% debentures were amended to, among other things, extend the maturity thereof to coincide with the maturity date of the Convertible Debentures.

Pursuant to the terms of an amendment agreement dated May 19, 2005, the CTR lenders have agreed to restructure the repayment schedule of their $34,394,000 (US$29,500,000) loan and to postpone the maturity of the loans until May 17, 2008. The interest rate is at LIBOR plus 4.5%, and an additional 1% per year, payable at maturity which, at December 31, 2005 is included in long-term debt in the amount of $53,000. SR Telecom continues to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12,000,000. This guarantee is secured against the assets of SR Telecom and ranks pari passu with the Convertible Debentures and is subordinate to the security for the Credit Facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. SR Telecom has also agreed to provide certain management, technical, inventory and other support to CTR.

On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10 million principal amount of the Convertible Debentures and accrued interest thereon payable in kind were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. As a result of this conversion, there was a substantial realignment of the interests in the Corporation between the creditors and shareholders.

Effective November 30, 2005, the date of the conversion, we adopted fresh start accounting. Accordingly, we reclassified the deficit that arose prior to the conversion to a separate account within shareholder’s equity and re-valued our assets and liabilities to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

On February 2, 2006, we completed a $50.0 million private placement of our common shares and converted approximately $58.4 million principal amount of Convertible Debentures plus interest paid in kind into common shares. On February 27, 2006, we completed the private placement of an additional $4.3 million in common shares and converted approximately $4.2 million principal amount of Convertible Debentures plus interest paid in kind into common shares.

BUSINESS OVERVIEW

Our core business is the design, production and sale of Fixed Wireless Access (FWA) products and the services related to their installation and maintenance. Our customers are located in over 110 countries worldwide, where they use our technologies to deliver voice, data, and Internet services to their subscribers. For a complete description of our core business, refer to the section entitled “Fixed Wireless Access Business” below.

We also provide local telephone service, payphone service, and Internet access to subscribers in rural and urban areas of Chile through our majority-owned subsidiary, Comunicación y Telefonía Rural S.A. (CTR). For a description of these operations, refer to the section entitled “Telecommunications Service Provider Business - CTR”.

FIXED WIRELESS ACCESS BUSINESS

We design and manufacture point-to-multipoint, fixed-wireless-access systems that our customers use to connect telephone, Internet and data users to a telephone exchange or data access point. We also provide our customers with complete turnkey services, including: project management; network planning, design and installation; technical support and training; system maintenance and upgrades.

Typically, governments allocate particular radio frequencies for telecommunication services to either promote competition or to encourage delivery of services in underserved regions. Our products support the frequencies commonly allocated for broadband access and rural access networks, which helps our customers gain government approval for their use. For our key customers, we may also adapt to their requirements by developing specific frequencies for them.

Most of our sales are international, with an installed base of almost 2 million lines in over 110 countries worldwide. Our customers include incumbent local exchange carriers, competitive local exchange carriers, private operators of telecommunications systems, operators of Supervisory Control And Data Acquisition (SCADA) systems, and wireless Internet service providers.

Our products and services provide a wide range of applications, such as:

-
Affordable telecommunications services for rural and isolated regions where traditional copper telephony wiring is not cost effective due to large distances, difficult terrain, and other considerations.

-
Voice and high-speed data services to residential end-users in suburban or urban areas, in cases where the service provider prefers a fixed wireless access solution for economic or competitive reasons.

-	High-quality voice, high-speed data and Internet access for small and medium-sized businesses in urban areas.
-	Data networks for wireless Internet service providers that deliver broadband, wireless Internet access to suburban and rural communities.
-	Connectivity for private voice and data networks owned by specific users, such as government agencies, industrial enterprises and specialized carriers.
-
Communications networks for Supervision, Control and Data Acquisition (SCADA) systems that monitor large industrial installations (such as pipelines and electric power transmission lines) and provide internal voice and data communications.

-	Connection of mobile phone base stations to the core telecommunications network (mobile backhaul).

		Percent of Revenues
Product	Description	one month ended Dec. 31, 2005	eleven months ended Nov. 30, 2005	year ended Dec. 31, 2004

Only BFWA solution with key WiMAX technologies
SME-class service for residential business cases
Evolution of the angel technology in a platform that offers flexibility for future WiMAX sector upgrades
Product launch: November 2004
		34%(1)	28%(1)	20%(1)
	IP architecture, hybrid packet/circuit switched airlink with the highest capacity point-to-multipoint (PMP) wireless system available today Voice and broadband access for remote areas Product launch: May 2004	0%	0%	4%
	Largest installed base in the world with reach of up to 720 kilometres from base (availability and reliability rate of 99.99%) Sixty 64 Kbps channels, connecting end-users from as many as 511 sites to one central location Supports an assortment of telecommunications services, such as voice, Internet and data through digital microwave radio Product launch: 1987	26%	21%	24%
	A cell-based airlink protocol High-capacity (scalable from 4 Mbps to 155 Mbps), carrier-class, BFWA solution Targets for SMEs and multi-tenant dwellings Product launch: September 2003 via acquisition of Netro	6%	14%	18%

(1) together with its predecessor product, angel

SR500

SR500 was developed by us and introduced to the market in 1987. The system offers a single wireless platform for the distribution of voice and data services. The SR500 achieved considerable market success as a rural communications system.

The SR500 system is used primarily by ILECs to provide rural telephone networks. A significant secondary application of SR500 is with industrial organizations, such as gas pipeline companies, who use the same SR500 technology to deploy private voice and data networks. Additionally, service providers and private operators use the SR500 to deploy long-range, national data networks.

The SR500 is deployed in a point-to-multipoint, line-of-sight configuration. The SR500 central station, repeaters and outstations provide wireless connectivity to the local telephone switch. In a typical SR500 rural application, the physical distance from the user’s phone to the exchange is between ten and several hundred kilometers. Repeaters extend service to sites that are beyond the base station’s line-of-site due to distance or obstructions. In most cases, the final link from the outstation to the user’s telephone are made by wire, although we can provide wireless connectivity using the WL500 wireless local loop subsystem. The SR500 is based on traditional circuit-switched, time-division-multiplex technology. It is available in the 1.3 to 2.7 GHz, 3.5 GHz, and 10.5 GHz frequency bands.

The SR500 system can also be configured to serve the SME market. Marketed as metropol, this system links business customers to a service provider’s point of presence and provides integrated voice and data services. The metropol version of the SR500 offers bandwidth-on-demand in the 3.5 GHz and 10.5 GHz bands. With metropol, operators can provide businesses in urban and suburban areas with multiple voice lines, data links for LAN-to-LAN connections, and Internet access. metropol is deployed in a hub-and-spoke configuration, usually with few or no repeaters, due to the small geographical areas it covers.

SR500IP

SR500ip is the evolution of the SR500 to an Internet-Protocol-based, wireless-access platform that is suitable for distributing service to large numbers of voice and broadband Internet subscribers. SR500ip was developed by SR Telecom and introduced to the market in 2004. The first systems became operational in the second half of 2004.

The SR500ip is intended primarily for ILECs worldwide, who have mandates to offer both voice and broadband Internet service in rural and remote areas. SR500ip enables operators to offer residential, small business, and institutional users carrier-class voice services, payphone service, dial-up Internet access, and asymmetric digital subscriber line (ADSL) for access to the Internet at speeds up to 2.0 Mbps.

Like the SR500, the SR500ip is deployed in a point-to-multipoint, line-of-sight configuration that connects users to the local telephone switch or data exchange using wireless base stations, network repeater nodes and network terminal nodes. In a typical SR500ip rural application, the physical distance from the user’s phone to the exchange is between ten and several hundred kilometers. Repeaters connect sites that are beyond the base station’s line-of-sight. At this time, the SR500ip only supports copper loop subscriber interfaces, such that in all cases, the final link from the outstation to the user’s telephone is by wire. The SR500ip airlink is a hybrid of circuit-switched and packet-switched technology. The circuit-switched portion of the airlink delivers carrier-class voice services, while the packet-switched portion is suitable for carrying ADSL connections. The SR500ip is available in the 1.5 GHz, 2.4 GHz, 3.5 GHz, and 10.5 GHz frequency bands.

The SR500ip system can also be configured to serve the small and medium-sized enterprise market. Marketed as metroflex, this system links business customers to a service provider’s point of presence and provides integrated voice and data services. The metroflex version of the SR500ip offers voice services, traditional circuit-switched data, and packet-switched data services with statistical multiplexing. metroflex operates in the 3.5 GHz and 10.5 GHz bands. With metroflex, operators can provide businesses in urban and suburban areas with multiple voice lines, data links for LAN-to-LAN connections, and Internet access. The system’s statistical multiplexing capability enables over-subscription of the system’s bandwidth, which permits operators to improve system utilization and spectrum efficiency, and results in increased profitability. metroflex is deployed in a hub-and-spoke configuration, usually with few or no repeaters, due to the small geographical areas it covers.

AIRSTAR

Launched in 1998 by Netro, airstar is installed in over forty countries worldwide, and has an impressive track record of performance and reliability. The system can simultaneously transport video, voice and data at exceptionally high rates, such that it is an alternative to optical fiber in many applications.

airstar is used primarily by incumbent and competitive local operators to provide metropolitan data networks, such as IP LANs. Mobile operators and other carriers use airstar to connect second-generation (2G) and third-generation (3G) mobile base stations to the core mobile network. Some operators use airstar to interconnect a PBX (switch) to the public switched telecommunications network (PSTN). As well, service providers can use airstar to offer video, voice and data services (including Frame Relay, Ethernet LAN and ATM) to enterprise customers.

airstar is deployed in a point-to-multipoint configuration using line-of-sight technology. The airstar base station and customer premises equipment (CPE) provide wireless connectivity to a nearby data node, such as an ATM switch. In a typical airstar metropolitan application, the maximum distance from the customer premises to the data node is between three and ten kilometers. An airstar network is typically deployed in a cellular configuration, using multiple adjacent base stations to achieve the capacity and citywide coverage that operators require. The system is based on ATM cell-switching technology that allows it to carry any type of traffic while offering quality of services guarantees. airstar is available in the 3.5 GHz, 10.5 GHz, 26 GHz, and 28 GHz frequency bands.

ANGEL

The angel system was developed by AT&T Wireless. AT&T Wireless deployed over 100,000 lines of angel equipment in the United States. angel was the first OFDMA, non-line-of-sight, broadband solution to be deployed anywhere in the world.

angel is used primarily by ILECs and CLECs to provide suburban and exurban broadband and telephone services to residential users. It is also used by WISPs to offer broadband, ADSL-class data networks, in competition with the local wireline or cable Internet providers, or in areas where no high-speed solutions exist.

angel is deployed in a point-to-multipoint, non-line-of-sight configuration. The angel base station and CPE provide wireless connectivity to the local telephone switch and/or data access node. In a typical angel suburban application, the maximum distance from the user’s premises to the exchange or data node is between ten and thirty kilometers. The angel network is typically deployed in a cellular configuration, which uses multiple, adjacent base stations to achieve the capacity required for metropolitan and national coverage. The angel airlink is a hybrid that combines a circuit-switched portion for carrier-class voice services, and a packet-switched portion suitable for carrying large numbers of Internet connections. The air interface is based on OFDMA technology, which delivers exceptional range, frequency efficiency, and non-line-of-site coverage. angel is available in 2.3 GHz, 2.4 GHz, and 3.5 GHz frequency bands.

SYMMETRY

symmetry is the evolution of angel to a WiMAX-ready platform. symmetry includes the fourth generation of angel’s airlink technology, which increases the CPE throughput up to 2Mbps and improves grade-of-service. The symmetry wireless access platform combines the most advanced modulation (OFDM) with key WiMAX technologies (such as Antenna Diversity, Dynamic Phase Adjustment, Hybrid-ARQ, and Sub-Channelling) that are outlined in the 802.16-2004 and 802.16e standards. We launched symmetry in November 2004.

symmetry is suitable for operators providing carrier-class voice and broadband data services in suburban and exurban areas for residential users, small and medium-sized enterprises (SME), small office and home office (SOHO) users, and WISPs. With symmetry systems installed and operational, operators can later roll-out WiMAX services quickly and cost-effectively, without changing their hardware platform, operational support systems, or network management system.

Like angel, symmetry is deployed in a point-to-multipoint, non-line-of-sight configuration. The symmetry base station and customer premise equipment (CPE) provide wireless connectivity to the local telephone switch and/or data access node. In a typical symmetry suburban application, the maximum distance from the user’s premises to the exchange or data node is between ten and thirty kilometers. The symmetry network is typically deployed in a cellular configuration, which uses multiple, adjacent base stations to achieve the capacity required for metropolitan and national coverage. The symmetry airlink is a hybrid that combines a circuit-switched portion for carrier-class voice services, and a packet-switched portion suitable for carrying large numbers of Internet connections. The air interface is based on OFDM technology, which delivers exceptional range, frequency efficiency, and non-line-of-site coverage. symmetry is available in the 3.5 GHz frequency band.

RESEARCH AND DEVELOPMENT

As of February 28, 2006, we had a full-time staff of 103 engineers and technicians dedicated to research and development. We believe that good product planning combined with the combined experience, expertise, talent, and tenacity of our R&D team should ensure the successful execution of our mid- and long-term development plans and the completion of mission-critical deliverables.

Members of our R&D team possess extensive expertise with core wireless technologies including significant expertise derived from real-world deployments of this core wireless technology. The core technology includes non-line of site airlink, OFDMA physical layer, adaptive modulation, closed-loop power control, sub-channeling, diversity, channel equalization, forward error correction, delay compensation, telephony and broadband data MAC, automatic repeat request (ARQ), sliding window with SREQ, QoS, dynamic channel allocation, traffic shaping, integrated grades of service, integrated telephony (VOCODING, fax/modem/caller ID relay, echo cancellation, and frame erasure concealment), voice and broadband data networking, and powerful network management system tools (distributed, multi-tier applications that enable operators to effectively measure and tune their networks).

We believe that the members of our R&D team have the necessary resources (such as tools, laboratory facilities and test equipment) to properly develop, evolve, maintain, and test new features and product releases.

Members of the R&D team regularly participate in customer field trials for new product introductions and in the scheduled maintenance of commercial deployments. Keeping the R&D team involved with customer deployments facilitates the expeditious resolution of technical issues and provides a vital feed-back mechanism for spawning future innovation.

In recognition that standardization is a rapidly growing trend in the FWA and BWA markets, members of our R&D team are active in key international standards bodies, including:

–    IEEE: Institute of Electrical and Electronics Engineers
–    WiMAX: Worldwide Interoperability for Microwave Access
–    ETSI: European Telecom Standards Institute
–    CWTA: Canadian Wireless Telecommunications Association
–    ITU: International Telecommunications Union
–    NTCA: National Telecommunications Cooperative Association
–    TEMIC: Telecommunications Executive Management Institute of Canada
–    USTA: United States Telecom Association
–    WCAI: Wireless Communications Association International

Our product roadmap has been defined in accordance with close collaboration with internal sales & product marketing functions, feedback from major accounts and customers, industry analysis, engagement with key suppliers within the WiMAX ecosystem, existing and perspective partners, and competitive analysis. We believe that we are well placed to address the market demands of our targeted customer base as the new WiMAX industry takes form.

Expenditures on research and development for the periods indicated is as follows:

(in thousands)	One month ended	Eleven months ended	Year ended	Year ended
	Dec 31,	Nov 30,	Dec 31,	Dec 31,
	2005	2005	2004	2003
	$	$	$	$
Gross expenditure	1,129	21,628	32,272	31,499
Government grants and investment tax credits	139	1,018	2,113	4,329
Net expense	990	20,610	30,159	27,170

The gross amount spent on research and development is typically around 30% of sales. We consider this percentage figure to be appropriate to advance our technological competitiveness. R&D expenditures are expensed in the year in which they occur.

SERVICES

To better serve our customers worldwide, our Center of Excellence offers our customers with a full range of services that help them select, plan, commission, operate and maintain trouble-free networks. These services include:

–	Network design and RF planning
–	Installation and configuration
–	Around-the-clock technical support
–	Customer call-tracking
–	On-site preventative maintenance
–	On-site system recovery and troubleshooting
–	Certified technical experts
–	Emergency replacement service
–	Repair centers around the world
–	Training

Our training programs cover network design, system installation, operations and maintenance. These courses are provided by a team of professional instructors at our headquarters, regional offices or, when appropriate, at the customer’s premises.

Our project management services offer flexible, multi-level support programs including network design, installation and network construction by experienced field technicians on location. We also provide 24-hour technical support by email, fax, and telephone as well as onsite technical assistance and troubleshooting.

SALES AND MARKETING

We employ a professional sales force to sell our equipment and services directly to operators and service providers, often in conjunction with local representatives and/or distributors. In addition, we also sell our equipment through equipment resellers and network integrators.

Our product marketing team provides product direction to our research and development organization and, in combination with the marketing communications team, communicates the value of our solutions to the market, including current and potential customers.

Depending on the customer and project, our sales are made on a variety of terms. Our most common terms include: payments due upon completion of milestones for turnkey projects, monthly invoices as products are delivered or services are rendered, and payments secured by letters of credit.

A typical sales cycle for a first-time major customer may take several years and includes activities such as:

–	Preliminary marketing visits;
–	Technical seminars provided by SR Telecom to the customer’s staff;
–	Visits by the customer to our facilities;
–	Analysis of the customer’s needs;
–	Preparation of a request for tender by the customer;
–	Response to a customer’s tender (often competitive) by SR Telecom; and
–	Contract negotiations.

In some cases, a customer may choose to conduct a field or technical trial of our products before deciding to purchase. Typically, once a customer has installed our products on a full-scale basis, we can expect network expansions resulting in additional business. These expansions may include adding new networks, extending existing networks to reach new sites, or upgrading existing sites with additional subscriber lines or other services.

Approximately two-thirds of our sales are repeat orders from customers who have purchased our products in the past. We believe that this is a fundamental characteristic of our business. Our list of current customers includes many of the top wireline and wireless carriers in the world, with some relationships that have been in place for over 20 years. The ascendance of the WiMAX standard has fuelled a resurgent interest in broadband wireless technologies as well as a corresponding increase in the level of interest in new wireless deployments. We have a long history with many carriers planning new WiMAX networks that we believe can be leveraged for these new potential projects.

We provide project management and installation services to execute the larger, more complex projects that are contracted to us. We can take on turnkey, fixed-wireless-access, telecommunications projects virtually anywhere in the world, either independently or through our associated contractors and partners.

We place a high priority on maintaining good relations with our customers and providing a high level of service after sales. For this reason, a substantial part of our business is repeat business. Whenever warranted, we open regional sales, service or project offices in strategic locations around the world to provide our customers with sales and technical support, as well as to develop new markets. Our worldwide office locations include Brazil, France, Mexico, the Philippines, Thailand and the United States.

Wireless revenue by geographic area based on the location of our customers is as follows for the month ended December 31, 2005, eleven months ended November 30, 2005 and for the years ended December 31, 2004, and 2003:

	Revenue (in 000's)				Percent of Wireless Revenue
	One month ended Dec. 31,	Eleven months ended Nov 30,	Twelve months ended Dec. 31,	Twelve months ended Dec. 31,	One month ended Dec. 31,	Eleven months ended Nov. 30,	Twelve months ended Dec. 31,	Twelve months ended Dec. 31,
	2005	2005	2004	2003	2005	2005	2004	2003
Europe, Middle East and Africa	240	20,662	25,094	24,784	4%	40%	31%	29%
Asia	1,144	5,523	31,521	36,105	20%	11%	39%	42%
Latin America	4,113	18,865	9,608	9,814	73%	37%	12%	11%
Other	141	6,292	14,267	15,203	3%	12%	18%	18%
	5,638	51,342	80,490	85,906	100%	100%	100%	100%

CUSTOMERS

We sell either directly to our customers or through equipment re-sellers and integrators. Our systems have been purchased for use in over 110 countries and serve almost 2 million subscriber lines.

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of total consolidated revenue from continuing operations for the period indicated. All of these customers are part of the wireless telecommunications products business segment.

	Revenue (in 000's)				Percent of Wireless Revenue
	One month ended Dec 31,	Eleven months ended Nov 30,	Twelve months ended Dec. 31,	Twelve months ended Dec. 31,	One month ended Dec 31,	Eleven months ended Nov 30,	Twelve months ended Dec. 31,	Twelve months ended Dec. 31,
	2005	2005	2004	2003	2005	2005	2004	2003
Siemens S.A.	-	10,953	-	-	-	21%	-	-
Techtel LMDS Communicaciones	1,999	-	-	-	35%	-	-	-
Telefonos de Mexico, S.A. de C.V.	1,385	9,857	-	-	25%	19%	-	-
RTS (2003) Company Ltd	964	-	-	-	17%	-	-	-
Sudan Telecom Company Ltd.	-	-	-	9,990	-	-	-	12%
Department of Transport and Communications of the Philippines	-	-	-	11,150	-	-	-	13%
	4,348	20,810	-	21,140	77%	40%	0%	25%

We have five types of customers:

1)
Incumbent local exchange carriers. Our products for telephony are installed primarily, but not exclusively, in areas where tele-density (the number of phone lines per hundred population) is low. Our SR500 products are ideally suited for this market. symmetry and angel are also designed to meet the needs of local exchange carriers in slightly more dense deployments, as would be found in suburban areas and larger rural towns.

2)
Competitive local exchange carriers. This group offers competitive voice and data services in both developing and developed countries. The symmetry, angel, airstar, metroflex and metropol systems address this market, which is characterized by the need for small and medium-sized business applications; such as, high-speed, leased-line data, LAN-to-LAN connections, and high-quality voice, fax and Internet connections.

3)
Owners of private telecommunications networks. This group of customers includes energy-generating companies (electricity and gas), pipeline operators (oil and gas), resource companies (mining and exploration), and industrial and service organizations with scattered facilities. These organizations, generally spread out over wide geographical areas, require highly reliable voice and data communications to control crucial factors of their operations. Our SR500 products are used for transmission and monitoring and control signals, otherwise known as Supervision, Control and Data Acquisition (SCADA).

4)
Mobile telecommunications networks. These customers are mobile service providers. The airstar product family is used for mobile backhaul, which is connecting mobile base stations to the core telecommunications network. airstar is well suited for this application as it provides a high-capacity airlink and is more cost-effective than the traditional wireline and point-to-point wireless backhaul infrastructure typically used by mobile operators. airstar’s circuit-switched and packet-switched ATM functionality makes it an efficient and reliable solution for backhauling both second-generation (2G) and third-generation (3G) mobile networks.

5)
Wireless Internet Service Providers. These customers provide end-users in rural, suburban and urban areas, with high-speed connection to the Internet. Our symmetry and angel product is used to deliver high-speed Internet access to users in suburban, exurban and rural areas.

Our products require the use of certain radio frequencies that are generally licensed by governmental agencies to the carrier. The vast majority of our products are designed to use frequencies which governments have previously allocated to its customers, which minimizes the need to seek additional governmental approvals. Governments typically allocate these radio frequencies to promote competition or to support the provision of telephony services in underserved regions.

COMPETITION

There are three main methods for delivering voice service, broadband data service, and mobile backhaul capabilities that compete with our wireless solutions:

1)
Traditional wire-line methods, which connects telephone and data subscribers using pole lines with open wire or overhead cable, buried cable and electronic systems designed to enhance these methods. The choice between using our systems or one of these other methods is generally determined by an engineering and economic feasibility study performed by the customer.

2)
Other wireless methods, such as cellular mobile radio systems and point-to-point wireless systems. Cellular mobile radio systems can be used in a fixed mode (non-mobile) to provide subscriber telephone service. However, these products are designed to mobile standards that currently cannot meet the requirements for high quality service that our products deliver and that our service providers expect. They also typically offer a lower data rate than our products. Point-to-point wireless systems can be used to backhaul mobile networks or to provide broadband data connectivity to large enterprises. However they are neither as economical nor as easy to manage as a point-to-multipoint topology using our products.

3)	Satellite-based systems, which are used to provide telephone and data services to some extremely remote locations where terrestrial facilities would clearly be far too expensive or impractical.

We compete for contracts in the following market segments:

Universal Access. In the universal access market, our point-to-multipoint, fixed-wireless solutions compete with wire-based solutions, mobile solutions, and other long-range access solutions. We compete with wire-based product vendors, such as Intracom, and with cellular vendors, such as Ericsson, Huawei and ZTE (China).

Enterprise Access. In the enterprise access market, our point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as fiber optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios. We compete against large OEMs, such as Marconi, and Hughes, and with smaller wireless-only companies, such as Alvarion and AirSpan.

Residential and Small Business Access. In the residential and small business access market, point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as DSL and cable modems. We also compete with broadband wireless access vendors, such as Alvarion, and AirSpan.

Mobile Infrastructure. The mobile market requires an infrastructure to connect cellular base stations to the core telecommunications network. In this market, our point-to-multipoint, fixed wireless solutions compete with wire-based solutions such as leased T1 and E1 lines and wireless solutions such as point-to-point radios. We compete with large OEMs, such as Alcatel, Ericsson, Siemens, Harris and Marconi, and with smaller wireless companies like Alvarion.

Private Networks. In the private networks market, industrial companies require support for voice and data services as well as support for SCADA. In this market, our principal competition comes from fiber or point-to-point microwave solutions. Most of the technologies we compete with are not intended for mobile backhaul, rural telecommunications or local private networks, whereas our products are specifically designed for these market segments.

EMERGING TECHNOLOGIES AS COMPETITION

As new technologies emerge, we evaluate how they compete with our products. The technologies that have emerged recently are digital 3G mobile systems, Wi-Fi, and WiMAX.

New third-generation (3G) cellular mobile systems, which offer cellular phones bundled with services like paging, caller ID and e-mail, can be adapted to provide fixed subscriber service. Competition from such technologies exists especially in situations where subscriber density is relatively high or located near an urban area or existing mobile infrastructure. Although 3G mobile systems provide better data capabilities than second-generation (2G) mobile systems do, they offer significantly lower data capabilities than newer, fixed-wireless technologies like WiMAX.

Wi-Fi has emerged as a high-volume, wireless technology that is primarily used for indoor, wireless Local Area Networks (LAN). However, Wi-Fi has significant shortcomings when used for outdoor, non-line-of-sight applications, such as last-mile connectivity for networks. For example, having been optimized for indoor communications, Wi-Fi radio technology does not offer the performance required to operate over longer distances - particularly when non-line-of-sight operation is important.

WiMAX is a new standardized technology that overcomes many of the shortcomings of Wi-Fi for outdoor applications. WiMAX is well-suited for fixed wireless and we are investing heavily in this technology. As the market evolves toward standardized WiMAX products, we expect the competition to increase, which could result in reduced market share.

We believe that we have several advantages over our competitors. We have an established, 20-year track record with companies all over the world, and our established customer base brings us repeat business. In contrast, newcomers to our markets face severe barriers to entry, including high initial research and development costs, a long product development phase and sales cycle, and the existence of an installed base of current manufacturers’ products. Since the current manufacturers’ products are not compatible with one another and all are based on proprietary designs, network expansion is normally done with the manufacturer whose product has been installed first.

Another advantage that we have is the wide variety of features that our products provide, including:

–	Fully digital, cost-effective interfaces, including V5.2;
–	Efficient use of radio spectrum;
–	High-quality voice service, which is far better than that delivered by fixed-mobile systems;
–	Support for all CLASS services, such as Caller ID;
–	Support for V.90 modems at maximum speed;
–	Support for a variety of end-customer densities with a variety of terminal sizes from 2 to 100 lines for customer network demand flexibility;
–	Support for data services to speed up to 28 Mbps;
–	Non-line-of-sight operation based on leading edge OFDM technology;
–	Adaptive modulation dynamically assigning modulation schemes up to 64QAM;
–	Highly-integrated network management systems tailored to service providers’ needs;
–	A local presence in many countries on six continents with sales offices in eleven countries; and
–
The ability to provide a full suite of before- and after-sales services to the customer, including engineering, network planning, project management, installation, local support, technical support, training and maintenance.

Most competitors do not provide all these services, which are often requested by customers.

We suffer from the following competitive disadvantages:

–
Some customers demand an extremely low price per telephone line, to the detriment of voice quality, data capability and grade-of-service quality. In these situations, mobile systems used in a fixed configuration might have a competitive advantage.

–
Still other customers demand specific technologies, such as code-division multiple access, or CDMA, or Global System for Mobile Communication, or GSM, that are not compatible with our products. Other customers do not have access to licensed spectrum and can only deliver services to their customers using unlicensed spectrum. Currently our products are only offered in the licensed bands limiting our capabilities to address those needs.

–
Many of our competitors are larger than we are, so they benefit from greater financial, sales, marketing, and technical resources, and they enjoy greater market recognition than we do. We may not be able to offer payment or financial terms, or to offer products as part of an integrated solution as they do.

–
The recent and protracted uncertainty of our financial situation has created an opportunity for our competitors to exploit a potential perceived weakness with our existing and potential customer base which may have caused these customers to make alternate equipment purchases or introduced the trialing of alternate technologies.

REGULATORY ENVIRONMENT

Our products may require standardization in accordance with established government regulations in the countries to which we export. The standardization process varies from country to country. In some countries the products must pass a formal set of tests and examinations that are performed by an accredited laboratory in that country. In other countries there is no standardization requirement at all. Working with these different procedures and obtaining appropriate standardization is part of the normal course of our business.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights.

We presently have numerous issued United States patents, with additional applications in process. Several related patents have also been granted and patent applications filed in other countries. We also have an agreement with AT&T Wireless that provides a license to numerous patents and patent applications associated with the angel platform. Although AT&T Wireless has agreed not to license these patents to our competitors for a period of five years from February 2002, the date of acquisition, we cannot assure that they will enforce their rights against potential infringers.

Notwithstanding our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States or Canada. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

TELECOMMUNICATIONS SERVICE PROVIDER BUSINESS - CTR

In 1995, we identified a new business opportunity to provide local telephone service and Internet access in a large area of Chile that is predominantly rural and was without fixed phone service. The former state owned local phone company Cia. Telefonos de Chile had a monopoly on local and long distance service until 1994. Since deregulation, competition has increased significantly in the highly populated areas such as Santiago. However, the vast rural regions remained generally unserved. CTR was created to address this opportunity, and is currently managed by a team of Canadian and Chilean personnel, supervised by SR Telecom.

For the one month ended December 31, 2005, eleven months ended November 30, 2005 and for the years ended December 31, 2004 and 2003, CTR contributed $1.7 million, $17.7 million, $18.6 million and $14.1 million respectively in revenues.

Since 1996, CTR has been awarded 53 concessions to provide service in selected rural areas along with a concession to provide service to the city of Curico. These concessions allow for an exclusive right of coverage over a 30-year period in the 370 to 380 MHz, 1.5 GHz, and 2.4 GHz radio bands. The concessions were awarded through the Fondo de Desarrollo de las Telecomunicaciones of the Ministry of Transport and Telecomunications obligate CTR to provide telephone service by means of public telephones for a minimum 10-year period. These concessions will require ongoing maintenance until the year 2010. In 2004, the Curico concession was modified to extend the rural services to the main urban centers of southern Chile. At the beginning of 2006, CTR was granted a concession for data transmission through all of Chile.

At the end of 2005, CTR operated 3,685 commercial payphones and provided private telephone services to 22,622 residential, commercial and institutional subscribers in the rural and urban areas of Southern Chile. In addition, CTR is providing other services including Internet access, prepaid cards, dedicated data services and complementary services including voice mail, toll-free, 800 numbering and alarm services.

Other than as stated above, the concessions are non-exclusive in that others are free to apply for similar concessions. However there is no assurance for any applicant that spectrum will be available. A number of other carriers, including Cia. de Telefonos de Chile, the Chilean incumbent local exchange carrier, offer telephone service in larger towns within the ten zones and currently use conventional wire and cable technology. The cellular network in Chile represents CTR’s principal competition.

The capital required by CTR for completion of its network has been provided by equity investments and corporate loans from SR Telecom. Export Development Canada, a Canadian governmental agency, and the Inter-American Development Bank of Washington also provided US$50 million in term debt financing. As of December 31, 2005, a principal amount of US$29.5 million was outstanding. CTR’s term loans rank pari passu with the Convertible Debentures and are secured by a pledge of all of the assets and concessions of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. We have also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain our initial equity investment in CTR. The Inter-American Development Bank and Export Development Canada have been provided with full recourse against SR Telecom in certain circumstances.

On June 30, 2001 Rural Telecommunications Chile S.A., an indirect wholly-owned subsidiary of CTR, acquired network assets from Gilat-To-Home Chile S.A. in exchange for 13% of CTR’s total issued and outstanding common shares. In that same year, the resulting non-controlling interest was allocated losses to the extent of their equity. As a result of failing to meet certain performance requirements contained in the asset purchase agreement, Gilat-To-Home Chile S.A.’s shareholding in Rural Telecommunications Chile decreased by 8.9% to 4.1% . Fifty-five concessions of public telephone service and one data transmission concession have been transferred from Gilat-To-Home Chile to Rural Telecommunications Chile. These telephone concessions include or cover virtually all of the country’s land mass and will be in force, in favor of Rural Telecommunications Chile, for 30 years. The terms of all payphone concessions run from 2007 until 2009, depending on the location of each one.

In 2004, CTR successfully completed negotiations for the right to use the 2.3 GHz frequency band from Subtel. With this right, CTR has deployed the angel product in urban centers within its existing service regions to provide a high-speed Internet service offering as well as carrier class voice services, utilizing the excess capacity in its existing network infrastructure. As at December 31, 2005, 4,786 urban lines have been deployed and a further 1,567 are expected to be deployed in 2006.

In 2004, CTR completed the renegotiation of its tariff regime with the Chilean regulator, Subtel. The regulator has approved an increase in access charges to CTR of approximately 67% effective February 26, 2004 which has been extended to the satellite network in 2005.

On July 15, 2005, CTR Chile Networks S.A., an indirect wholly-owned subsidiary of CTR, started operations offering long-distance services using a concession granted by the regulator for intermediate services, valid in all of Chile.

RISK FACTORS

RISKS RELATING TO OUR LIQUIDITY AND FINANCIAL CONDITION

We are substantially leveraged, which could impair our ability to gain access to necessary additional funding.

At December 31, 2005, we have in excess of $150 million of consolidated debt outstanding, comprised of the Credit Facility, the 10% Convertible Debentures and the CTR Loans. Our operations are by their nature capital-intensive. We will therefore require continuing access to financing to fund working capital needs, capital expenditures and other cash requirements, as well as additional development and acquisition opportunities and the retirement of maturing debt. If we are unable to obtain such additional financing or refinance our existing debt, we may be unable to repay our existing debt or meet our capital needs. If we were unable to meet our capital needs or repay our existing debt using our cash and cash flow from operations, we could be forced to sell other assets needed for our business. A substantial portion of cash flow from operations would need to be dedicated to repayment of debt, thereby reducing the availability of cash flow to fund our working capital, capital expenditures, research and development efforts, potential acquisition opportunities and other general corporate purposes. This could reduce our flexibility in planning for or reacting to changes in our business, or leave us unable to make strategic acquisitions, introduce new products or exploit new business opportunities, and may cause us to seek protection from our creditors under applicable bankruptcy, insolvency or other creditor protection legislation.

The Credit Facility imposes significant operating and financial restrictions on us.

The Credit Facility contains provisions that limit our ability and, in some cases, the ability of our Restricted Subsidiaries, to:

–	pay dividends or make other restricted payments or investments;
–	incur additional indebtedness and issue preferred stock;
–	create liens on assets; and
–	merge, consolidate, or sell all or substantially all of our assets.

In addition, the Credit Facility contains restrictive covenants that will require us to maintain financial ratios. Our ability to comply with many of these restrictions may be affected by events beyond our control. We may not achieve operating results that will permit us to meet these restrictive covenants or may need to take business actions prohibited by these covenants. If we breach these covenants our lenders could require immediate payment of amounts due under the Credit Agreement and foreclose upon and sell any assets securing the indebtedness.

We will be unable to meet our debt service obligations unless we meet our operating revenue goals as proposed in our business plan.

Our ability to pay interest and principal or to refinance our indebtedness, including the Credit Facility and the CTR Notes, will depend upon our future performance. Our future performance is subject to the success of our business plan, including our ability to successfully integrate our operations, general economic conditions and financial, competitive, regulatory, labour and other factors, many of which may be unforeseen or beyond our control.

If we do not achieve the operating synergies and cost savings that we expect from our business plan, we may not be able to service our debt.

The implementation of our business plan may result in operating synergies and cost savings yielding annualized savings, as compared with our past operating results. Investors should consider, however, that we may be unable to achieve the level of benefits that we expect to realize or that these benefits may not be realized within the time frames we currently expect. Realization of these benefits is critical to our ability to generate cash flow and service our debt. The realization of these benefits depends upon the full implementation of our business plan, which may be revised prior to its full implementation. There are many factors which may affect our ability to implement our business plan and achieve operating synergies and cost savings and many of these factors are beyond our control.

We have a history of net losses and may not achieve or maintain profitability, which would impair our share price and liquidity.

We have incurred a loss from operations in our last three fiscal years. As of December 31, 2005, our accumulated deficit was approximately $237 million. Failure to return to profitability in 2006 could have a material adverse effect on our business, prospects and the price of our Common Shares.

Our ability to achieve and maintain profitability will depend on, among other things, the ability to secure new business, the ability to develop new products and features on a timely basis, the market acceptance of our products and the ability to reduce product and other costs sufficiently.

Our share price has been volatile and is likely to continue to be volatile and could decline substantially.

The price of our Common Shares has been, and is likely to continue to be, highly volatile. For example, in the last 24 months, our Common Shares traded on the TSX have closed at a high of $7.90 and at a low of $0.13. Some of the factors that could cause our stock price to fluctuate significantly in the future include:

–	a failure to secure new business;

–	the possibility that we will not be able to obtain additional financing as and when needed;
–	risk that we would be unable to meet our debt repayment obligations;
–	the delay of expected customer orders;
–	the introduction of new products or changes in product pricing policies by us or our competitors;
–	an acquisition or loss of significant customers, distributors and suppliers;
–	changes in earnings estimates by analysts;
–	changes in third-party reimbursement practices; and
–	fluctuations in the economy generally and general market conditions.

In addition, stock markets in general, and the market for shares of telecommunications companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price of our Common Shares to decline. The market price of Common Shares could decline below the current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

Due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of products could occur at the end of our fiscal quarters. Failure to ship products by the end of a quarter may adversely affect our operating results. In the future, our customers may delay delivery schedules or cancel their orders without notice. Due to these and other factors, quarterly revenue, expenses and results of operations could vary significantly, and period-to-period comparisons should not be relied upon as indications of future performance.

In the past, shareholders have often instituted securities class action litigation after periods of volatility in the market price of a corporation’s securities. If a shareholder files a securities class action suit, we could incur substantial legal fees and our management's attention and resources could be diverted from operating the business of the Corporation in order to respond to the litigation.

Nasdaq has delisted our Common Shares, which may adversely impact the ability of our common shareholders to sell their shares.

On September 12, 2005, we received notice from Nasdaq’s Listing Qualification Panel that our common shares would be delisted as of opening of markets on December 2, 2005, for failure to comply with Nasdaq’s US$10 million shareholders' equity requirement for continued listing and to comply with Nasdaq’s US$1.00 minimum bid price requirement.

Following the delisting of our common shares from Nasdaq, our common shares are only listed on the Toronto Stock Exchange, which may provide less liquidity, and therefore potentially more price volatility, than the Nasdaq National Market. Shareholders may not be able to sell our common shares on the Toronto Stock Exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, the price of our common shares may decline.

Our operating results and liquidity may be adversely affected if we do not successfully resolve pending commercial disputes.

In December 2001, in connection with a Haiti project dispute, we filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haitri, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12,880,000. At this point, MCI International and SR Telecom have both signed the settlement agreement, Teleco de Haiti has not. If Teleco de Haiti does not sign the settlement agreement and we are not able to recover a substantial amount from MCI International, our results of operations and liquidity may be adversely affected.

A dispute with Future Communications Company (“FCC”) relates to the alleged improper drawdown by SR Telecom USA, Inc. of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. (then Netro Corporation) to accept return of inventory provided to FCC. The Kuwaiti Appeal’s Court rejected an appeal filed on March 2, 2005 and we appealed that ruling to the highest of the Kuwaiti Courts on July 4, 2005, which appeal has not yet been heard. The amount in dispute is US$1,013,000.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Our continuation as a going concern is dependent on many factors and there can be no assurance that we will remain so.

Our continuation as a going concern is dependent upon, among other things, the continuing support of our lenders, our attaining a satisfactory sales level, the support of our customers, continued sales to our customers, a return to profitable operations and the ability to generate sufficient cash from operations. Many of these matters are dependent on a number of items outside of our control and there is uncertainty about our ability to successfully conclude on such matters. Failure to successfully conclude any of these matters could result in our inability to continue in operation for the foreseeable future and inability to realize our assets and discharge our liabilities and commitments in the normal course of business. Such failure could have a material adverse effect on us and could result ultimately in us becoming bankrupt or insolvent.

We may not be able to maintain our operations if the sources of funding on which we are relying become unavailable.

Our ability to meet our near-term funding requirements is dependent on a number of factors, including, among other things, the revenue generated by the sales of our products and our existing cash balances. Our clients often need to invest significant capital in respect of our projects. The capital market conditions for telecommunications companies are challenging. Because our sales cycles are long and unpredictable, our revenues may fluctuate from quarter to quarter and our cash balances may be impacted negatively. Such failures may result in us being unable to maintain our operations.

We are in the early stages of attempting to implement our newly adopted strategic plan, the viability of which is untested and uncertain.

We are in the early stages of implementing our newly adopted strategic plan, the viability of which is both untested and uncertain. We may fail to successfully implement our new strategic plan or any of its key elements may prove to be an inadequate or insufficient response or solution by us to our current financial and operating condition and/or to the industry. If any of the foregoing events or any combination thereof would occur, there may be a significant adverse effect on our liquidity, financial condition, ability to continue operating as a “going concern”, we may no longer be able to comply with the covenants in the various debt and credit agreements and other instruments to which we are a party and our ability to have access to additional sources of capital as well as trade and supplier credit and the price of our Common Shares and our other outstanding securities may be adversely affected. The new strategic plan is described in the “General Development of the Business” section of this document.

We have recently experienced a number of significant changes in our senior management, our operating and administrative personnel as well as our board of directors.

We have recently experienced a number of significant changes in our senior management, our operating and administrative personnel as well as our board of directors. We currently have an interim CEO whose contract has been extended to December 31, 2006 and the contract for our interim CFO will terminate on May 13, 2006. Consequently, it may take more time and resources for us to implement our new strategic plan than it would otherwise require if we had not experienced such changes. These delays and the additional resources we may have to expend could in and of themselves make it more difficult for us to implement our strategic plan. In addition, if one or more members of our senior management team terminates his or her employment, our ability to realize our strategic plan may be impacted which could harm our business and results of operations.

One of the key elements in our newly adopted strategic plan is the introduction of WiMAX products. Either or both of fixed and/or mobile WiMAX may prove not to be commercially viable or less commercially viable than is currently anticipated and our WiMAX products may prove to be less commercially viable or competitive than those being or that will be developed by other companies.

We see the development and commercialization of both fixed and mobile WiMAX as key elements of our new strategic plan and of our future success and profitability. In addition, if either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if our WiMAX products are less commercially viable or competitive than those developed by other companies, we may experience significant adverse effects on our liquidity, financial condition and ability to continue operating as a “going concern”. We may no longer be able to comply with the covenants in the various debt and credit agreements and other instruments to which we are a party and our ability to have access to additional sources of capital as well as trade and supplier credit and the price of our Common Shares and our other outstanding securities may be adversely affected.

We have a long sales cycle, which could cause our results of operations and stock price to fluctuate.

Our sales cycles are long and unpredictable. As a result, our revenues may fluctuate from quarter to quarter and we may be unable to adjust our expenses accordingly. This would cause our operating results and stock price to fluctuate. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. Some additional factors that are likely to affect the length of our sales cycle include:

–	availability of radio frequency;
–	currency and capital markets crises;
–	availability of financing to our customers;
–	budget allocation by our customers;
–	political and regulatory issues;
–	scope of a given project;
–	complexity of a given network; and
–	deployment and planning of network infrastructure.

In addition, we expect that the delays which are inherent in our sales cycle could raise additional risks of service providers deciding to cancel or change their product plans. Our business would be adversely affected if a significant customer reduces or delays orders during our sales cycle or chooses not to deploy networks incorporating our products.

Our customer contracts are often frame contracts that set the key terms of agreement but do not bind our customers to purchase our products within a fixed period of time.

Many of our significant product deployments are based on frame contracts that set the key terms of agreement and only bind our customers when they deliver a purchase order in accordance with the terms of the frame contract. Many of our customers only execute limited purchase orders for a few systems at one time even though the frame contract may provide for a large-scale deployment of our systems. These contracts and purchase orders do not ensure that our customers will purchase any additional products beyond those specifically listed in the order.

Moreover, since these purchase orders represent the early portion of longer-term customer programs, we may expend significant financial, personnel and operational resources to fulfill these orders. If our customers fail to purchase additional products to fulfill their programs as we hope, we may be unable to recover the costs we incur and our business could suffer.

In addition, our general frame contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties.

We are subject to the risks of doing business in developing countries.

We market and sell our telecommunications products and services to customers around the world, with a focus on developing countries. Accordingly, we are subject to all the risks of doing business with customers in such countries, including dealing with:

–	trade protection measures and import or export licensing requirements;
–	difficulties in enforcing contracts;
–	difficulties in protecting intellectual property rights;
–	unexpected changes in regulatory requirements;
–	legal uncertainty regarding liability, tax, tariffs and other trade barriers;
–	foreign exchange controls and other currency risks;
–	inflation;
–	government appropriations or subsidies that our customers are beneficiaries or recipients of may be decreased or delayed;
–	challenges to credit and collections;
–	expropriation; and

–	government instability, war, riots, insurrections and other political events.

Our exposure to developing countries was approximately 79% in 2005, as compared to 76% in 2004 and 82% in 2003. Although we have political risk insurance, force majeure clauses and currency strategies covering some of the events listed above, insurance proceeds and other measures would likely not cover all losses and we may not be able to obtain insurance coverage in the future on commercially reasonable terms, or at all.

From time to time, we have made sales to Sudan, a country currently subject to embargoes and trade restrictions under U.S. law. Our contact with and transaction of business in Sudan may have a material adverse effect on the valuation of our stock. Further, certain U.S. states have recently enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments that may have a material adverse effect on the price of our shares.

We may not be able to compete effectively with other leading providers of equipment and systems in the wireless communications industry, many of whom have greater financial resources than we do, as a result of which our revenues and results of operations may be impaired.

We face competition in the following markets:

Enterprise Access. In the enterprise access market, our point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as fiber optic cable and leased T1 and E1 lines and wireless solutions, such as point-to-point radios. We compete against large OEMs, such as Marconi and Hughes as well as with smaller wireless-only companies, such as Alvarion and AirSpan.

Residential and Small Business Access. In the residential and small business access market, point-to-multipoint fixed wireless solutions compete with wire-based solutions, such as DSL and cable modems, and against established wireless vendors, such as Motorola, Alvarion, and AirSpan, as well as with numerous start-up companies that are developing products for the industry.

Mobile Infrastructure. In the mobile broadband access market, WiMAX technologies will compete with cellular and WiFi technologies. In addition, many new entrants are targeting WiMAX technologies for mobile access, including large OEMs, such as Alcatel, Motorola, and Siemens as well as smaller wireless companies such as Alvarion, NextNet, Navini, and new startups.

Competition is likely to persist and intensify in the future. Many of our competitors will be substantially larger and have significantly greater financial, sales, marketing, technical, manufacturing and other resources and more extensive distribution channels than we do. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and financing of their products than we would. Our competitors may also attempt to influence the adoption of standards that are not compatible with our current architecture. This may require us to incur additional development and integration costs and may delay our sales efforts.

Some of our competitors may make strategic acquisitions or establish cooperative relationships to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. If any technology that is competing with our technology is more reliable, faster, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would seriously harm our business.

To be competitive, we must invest significant resources in research and development, sales and marketing and customer support. We may not have sufficient resources to make these investments or be able to make the technological advances necessary to be competitive. As a result, we may not be able to compete effectively against our competitors.

If we do not meet product introduction deadlines, or our products do not contain key enhancements, we may not be competitive and revenues and results of operations may be impaired.

Should we prove unable to develop new products or product features on a timely basis, or if our new products or product features fail to achieve market acceptance, our revenues and revenue growth may be adversely affected. In the past, we have experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused us to incur unexpected expenses. Furthermore, in order to compete in additional markets, we will have to develop different versions of our existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market, which could also delay the introduction of new products.

Acquisitions of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire assets and businesses principally relating or complementary to our current operations. Any other acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

–	exposure to unknown liabilities of acquired companies;
–	higher than anticipated acquisition costs and expenses;
–	effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;
–	the difficulty and expense of integrating the operations and personnel of the target companies, especially where the target corporation is in a geographically distant location;
–	disruption of our ongoing business;
–	diversion of management's time and attention;
–	failure of our financial and strategic position from the unsuccessful incorporation of acquired technology;
–	the inability to implement uniform standards, controls, procedures and policies;
–	loss of key employees and customers as a result of changes in management;
–	the incurrence of amortization expenses; and
–	possible dilution to our shareholders.

We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

Furthermore, current shareholdings will be diluted if equity securities are issued in connection with any acquisition. If acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Acquisition financing may not be available on acceptable terms, if at all, and our ability to make acquisitions will be limited by our current debt obligations.

Our products could become obsolete as a result of rapid technological change, limiting our ability to generate continuing revenues and earnings.

The telecommunications industry is subject to rapid and substantial technological change. We may not be able to keep pace with technological developments or developments by other companies that could render our products or technologies non-competitive. Other companies have developed, and will continue to develop, technologies that could be the basis for competitive products. Some of these technologies and products could be more effective and less costly than our products or technologies, thereby eroding our market share. We continually evaluate the competitiveness and economics of our product lines and product offerings, with a view to confirming that additional investments and resources allocated thereto are justified by commercial opportunities. Based on such evaluations, from time to time we may cease offering certain products or services.

We may encounter continued competitive pressures to lower selling prices. If we cannot successfully reduce our product costs, our results of operations and earnings will suffer.

The market for wireless access telecommunications equipment is rapidly evolving and highly competitive. Increased competition may result in price reductions, shorter product life cycles, longer sales cycles and loss of market share, any of which could adversely affect our business. If we cannot reduce the cost of our products enough to keep pace with the required price reductions, then our product sales or our gross margins, and consequently our results of operations, will suffer.

Our ability to implement cost reductions will also be dependent on factors outside of our control. For example, our cost for contract manufacturing may be largely impacted by the level and volume of our orders which will be driven by our customers’ demand. Also, our contract manufacturers must correctly implement cost reductions that we design into the products. Our cost projections are based upon assumptions regarding the ability of our contract manufacturers to achieve volume-related cost reductions. Some of our design cost reductions will depend on the emergence of low-cost components which are likely to be developed by third parties. We will not control these third parties. To the extent these third parties are unable or unwilling to cooperate with us in reducing product cost, or their efforts in this regard are not timely, our product costs will exceed our internal projections.

In addition, the price for wireless telecommunications equipment is driven by the prevailing price for other connection technologies, such as the cost of obtaining digital subscriber line (DSL) service or leasing a T1 connection from the traditional telecommunications service provider in a given locale. The price of these connections has declined significantly in many countries in the recent past, and could decline significantly in the future. If this trend continues, service providers might be more likely to use these kinds of connections than to introduce new technology such as our products, which would adversely affect our revenues and earnings.

Because we must sell our products in many countries that have different regulatory schemes, if we cannot develop products that work with different standards, our opportunities for growth will be limited.

We must sell our products in many different countries in order to grow. Many countries require communications equipment used in their country to comply with unique regulations, including safety regulations, radio frequency allocation schemes and standards. If we are unable to develop products that work with different standards, we will be unable to sell our products. If compliance proves to be more expensive or time consuming than we anticipate, our business would be adversely affected. Some countries have not completed their radio frequency allocation process and therefore the standards with which we will be forced to comply are unknown. Furthermore, standards and regulatory requirements are subject to change. If we fail to anticipate or comply with these new standards, our revenues and results of operations will be adversely affected.

Because some of our key components are from sole source suppliers or require long lead times, our business will be subject to unexpected interruptions, which could cause our operating results to suffer.

Some of the key components to be used in our products are complex to manufacture and have long lead times. They are supplied by sole source vendors for which alternative sources are not currently available. In the event of a reduction or interruption of supply, or a degradation in quality, as many as six months could be required before we would begin receiving adequate supplies from alternative suppliers, if any. As a result, product shipments could be delayed and our revenues and results of operations would suffer. If we receive a smaller allocation of component parts than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could choose to purchase competing products and we could lose market share.

Our products may contain defects that could harm our reputation, be costly to correct, expose us to litigation and harm our operating results and profits.

We and our customers have from time to time discovered defects in our products and additional defects may be found in the future. If defects are discovered, we may not be able to correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or a delay in, market acceptance of our products. In addition, defects in our products could cause adverse publicity, damage our reputation and impair our ability to acquire new customers. In addition, we may need to make significant expenditures to eliminate defects from our products.

Moreover, because our products are used in critical telecommunications networks, we may be subject to significant liability claims if our products do not work properly. The provisions in our agreements with customers that are intended to limit our exposure to liability claims may not preclude all potential claims. In addition, our insurance policies may not adequately limit our exposure with respect to such claims. We warrant to our current customers that our products will operate in accordance with product specifications. If these or our future products fail to conform to such specifications, our customers could require us to remedy the failure or could assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time-consuming to defend and could seriously damage our reputation and business.

We may have to acquire significant inventory to support future sales and for long-term product support.

We have acquired and may continue to acquire significant inventory in order to support contractual obligations in relation to discontinued product lines and discontinued components in existing products. If sales of such products or components do not materialize, we could end up with inventory levels that are significantly in excess of our needs, which could diminish our working capital or cause significant losses.

We have exposure to currency risk. Significant fluctuations in exchange rates could reduce revenues, earnings, investments and liquidity.

Our reporting currency is the Canadian dollar, while the majority of our sales contracts are in other currencies. Fluctuations between currencies will affect the reported values of revenues and eventual collections. While we sometimes engage in hedging activities to protect us from currency fluctuations, there can be no assurance that these practices will be adequate to eliminate potential negative effects.

The value of our investment in our foreign subsidiaries is partially a function of the currency exchange rate between the Canadian dollar and the applicable local currency. The devaluation of a foreign subsidiary's local currency would result in a reduction in our carrying value of our investment in such foreign subsidiary. As a result, we may experience economic losses with respect to our investments in foreign subsidiaries and fluctuations in our results of operations solely as a result of currency exchange rate fluctuations. Many of the currencies of developing countries have experienced steady, and at times significant, devaluations relative to the Canadian dollar, and significant exchange rate fluctuations have occurred in the past and may again occur in the future, any of which could impair the recoverability of our long-term assets.

In many circumstances, revenues generated by foreign subsidiaries will generally be paid to the foreign subsidiaries in the local currency. By contrast, some significant liabilities of the foreign subsidiaries, such as liabilities for the financing of telecommunications equipment, may be payable in U.S. dollars or in currencies other than the local currency. As a result, any devaluation in the local currency relative to the currencies in which such liabilities are payable could increase the Canadian dollar amounts payable and negatively impact liquidity and earnings. Moreover, we will record revenues and expenses of our foreign subsidiaries in their home currencies and translate these amounts into Canadian dollars. As a result, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations, as well as the value of our assets and liabilities.

Our ability to operate could be hindered by the proprietary rights of others and the degree to which we are able to adequately protect our intellectual property rights.

A number of telecommunications companies have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or intellectual property rights. Such conflicts could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be sued for patent infringement. In the event that other parties' patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We may not be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Despite efforts to protect proprietary rights, existing copyright, trademark, patent and trade secret laws afford limited protection. Third parties may attempt to copy or reverse engineer aspects of our products or proprietary information. Accordingly, we may not be able to adequately protect our intellectual property rights which would adversely affect our operations and revenues.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our principal products. Any such success may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by our competitors and others. Our involvement in intellectual property litigation could result in significant expense, could adversely affect sales of the challenged product or intellectual property and may divert the efforts and focus of our technical and management personnel, whether or not such litigation is resolved in our favour. In addition, in our sales agreements, we have agreed to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties, which obligations will continue to be binding on us and could expose us to additional costs. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

–	pay substantial damages;
–	cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;
–	expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;
–	discontinue processes incorporating infringing technology; or
–	obtain licenses to the infringing intellectual property, which may not be available on terms acceptable to us, if at all.

Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the USA patent and trademark office, or other proceedings outside Canada or the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were in our favour.

DIVIDENDS

Our current intention is to reinvest our earnings to finance the growth of our business. We do not intend to pay dividends on our common shares in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

Our Common Shares currently trade on the Toronto Stock Exchange under the symbol “SRX”. Our common shares were de-listed from NASDAQ as of the opening of markets on December 2, 2005.

Our Common Shares entitle their holders to receive notice of all meetings of shareholders and to attend and vote at those meetings, except meetings at which only holders of a specified class of shares (other than the Common Shares) or a specified series of shares are entitled to vote. Each Common Share entitles its holder to one vote at a meeting of shareholders. The holders of Common Shares are entitled to dividends that our board of directors may declare, in its discretion, subject to any restriction as provided in the CBCA, on a proportionate basis. The Common Shares are entitled upon bankruptcy, winding-up, dissolution or liquidation to receive the remaining assets of the Corporation, after payment to any other class of our shares that is preferred to the Common Shares.

PREFERRED SHARES

Our Preferred Shares may be issued in one or more series. The directors have the ability to issue these series, subject to the sending of articles of amendment to the “director” appointed under the CBCA for that purpose in prescribed form and the issuance of a certificate of amendment in respect of the articles of incorporation. The board of directors may fix, before such issue, the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares. Except as otherwise specifically provided in the CBCA, the holders of Preferred Shares shall not be entitled to vote for the election of directors or for any other purpose. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of bankruptcy, winding-up, dissolution or liquidation of SR Telecom, whether voluntary or involuntary, or any other return of capital or distribution of assets of SR Telecom among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series. Preferred Shares will also be entitled to preference over the Common Shares and over any other class of our shares ranking junior to the preferred shares of any series.

WARRANTS

Our common share purchase warrants, or Warrants, currently trade on the Toronto Stock exchange under the symbol “SRX.W”

On February 20, 2006, 3,571,465 outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants, expiring on July 18, 2008 remain issued and outstanding. These warrants entitle each holder to purchase one Common Share at a price of $10.00 per share, A warrant holder does not have any right as shareholder of the Corporation including the right to vote or attend meetings of shareholders or to receive dividends or other distributions.

CONVERTIBLE DEBENTURES

On July 21, 2005 the Corporation issued a private offering memorandum to its debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into Convertible Debentures, due October 15, 2011 (the “debenture exchange”).

Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional Convertible Debentures, at the option of the Corporation. The Convertible Debentures are secured by a charge over substantially all of the assets of the Corporation, ranking behind the security interest granted to the lenders under the Credit Facility, and pari passu with the CTR notes, and subject to the terms of an Inter-Creditor agreement entered into between the lenders, under the terms of the Credit Facility, the Convertible Debenture holders and the CTR lenders, which set out certain rights and obligations between them.

On August 24, 2005, the debenture exchange closed where all of the 8.15% debentures, except for debentures with a face value of $270,000, were exchanged for $75,526,000, face value of Convertible Debentures.

The Convertible Debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principal amount of new convertible debentures, representing a conversion price at closing of approximately $0.217 per common share.

In accordance with their terms, on November 30, 2005, $10 million in principal amount of the Convertible Debentures and accrued interest thereon payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares.

On February 2, 2006, as part of the private placement, approximately $58.4 million of Convertible Debentures were converted into 280,881,314 common shares. On February 27, 2006, on completion of the private placement, an additional $4.2 million Convertible Debentures were converted into 20,319,019 common shares.

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Our Common Shares are listed and posted for trading on the TSX. The following table sets forth the high and low prices and the average trading volume of the Common Shares on the TSX for the periods indicated.

TSX

	Price Range		Average
Period	High	Low	Trading Volume
Month ending	(in CDN$)	(in CDN$)
December 31, 2005	0.36	0.16	394,410
November 30, 2005	0.54	0.32	112,000
October 31, 2005	0.49	0.31	38,340
September 30, 2005	0.46	0.35	41,723
August 31, 2005	0.48	0.32	40,350
July 31, 2005	0.55	0.38	32,435
June 30, 2005	0.60	0.36	69,977
May 31, 2005	0.60	0.37	63,052
April 30, 2005	0.75	0.28	393,214
March 31, 2005	1.30	0.61	128,440
February 28, 2005	1.32	0.87	241,565
January 31, 2005	4.14	1.17	429,580

PRIOR SALES

On July 21, 2005, we issued a private offering memorandum to our debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into 10% convertible redeemable secured debentures, due October 15, 2011. On August 24, 2005, the debenture exchange closed where all of the 8.15% debentures, except for debentures with a face value of $270,000, were exchanged for $75,526,000 face value of Convertible Debentures.

On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10 million principal amount of the Convertible Debentures and accrued interest thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. As a result of this conversion, there was a substantial realignment of the interests in the Corporation between the creditors and shareholders.

On February 2, 2006, we completed a $50.0 million private placement of 333,333,333 common shares and converted approximately $58.4 million principal amount of Convertible Debentures plus interest paid in kind into 280,881,314 common shares. On February 27, 2006, we completed the private placement of an additional $4.3 million for 28,498,300 common shares and converted approximately $4.2 million principal amount of Convertible Debentures plus interest paid in kind into 20,319,019 common shares.

DIRECTORS AND OFFICERS

Each director is elected by our shareholders to serve until our next annual meeting of shareholders or until a successor is elected or duly appointed. Executive Officers are appointed annually and serve at the discretion of the Board of Directors.

The following table sets out the names and the municipality of residence of those individuals who are executive officers of the Corporation, together with their current or proposed positions and offices with the Corporation, as the case may be, and their principal occupations and positions held during the past five years.

Name	Position	Since	Principal Occupation and Positions Held During the Last Five Years
William E. Aziz (Toronto, Ontario, Canada)	Interim President and Chief Executive Officer	2005
Interim President and Chief Executive Officer, SR Telecom; Chief Restructuring Officer, SR Telecom; Managing Partner, Blue Tree Advisors Inc.; previously, Interim Chief Financial Officer, Atlas Cold Storage Income Trust

Padraig Declan Byrne (Montreal, Quebec, Canada)	Vice President, Global Alliances	2002	Vice-President, Global Alliances, SR Telecom; previously Technologies Manager, Broadband Wireless Access Technologies, SR Telecom USA, Inc. / Netro Corporation
Peter Campbell (Montreal, Quebec, Canada)	Interim Chief Financial Officer	2005	Interim Chief Financial Officer; previously Corporate Controller, SR Telecom
Kirk Flatow (3) (San Jose, California, U.S.A.)	Director	2005	Senior Vice-President, Advanced Semiconductor Packaging Group of Tessera, Inc.
Garry Forbes (Raleigh, North Carolina, U.S.A.)	Senior Vice President, Sales and Marketing	2005
Senior Vice President, Sales and Marketing, SR Telecom; previously, Vice President Sales, Telco Systems; General Manager EVP Sales MicroSlate Inc., Vice President International Sales, Tut Systems, Inc.

David Gibbons (Redmond, Washington, U.S.A.)	Director	2005	President, Elektrobit Inc.
Paul J. Griswold (1)(3) (Armonk, New York, U.S.A.)	Vice-Chairman of the Board of Directors	2005	CEO SLI Holdings International, LLC
Lionel P. Hurtubise (2) (Montreal, Quebec, Canada)	Chairman of the Board of Directors	1999	Corporate Director
Charles Immendorf (Montreal, Quebec, Canada)	Senior Vice President, Innovations	2003	Vice President, Research and Development, SR Telecom
Albert Israel (Montreal, Quebec, Canada)	Senior Vice-President, Customer Solutions	1999	Vice-President, Products and Technology, SR Telecom
Patrick J. Lavelle (1)(2) (Toronto, Ontario, Canada)	Director	2005	Chief Executive Officer, Patrick J. Lavelle and Associates
Michael J. Morris (Montreal, Quebec, Canada)	Vice President	1984	Senior Vice-President, SR Telecom
Christophe Padiou (4) (Pontcarré, France)	General Manager, SR Telecom SAS, France	2001	General Manager, SR Telecom SAS, France
Pierre St-Arnaud (Montreal, Quebec, Canada)	Director	2001	Corporate Director; previously President and Chief Executive Officer, SR Telecom
Chad Pralle (Montreal, Quebec, Canada)	Vice-President, Marketing	2005	Vice-President, Marketing SR Telecom; previously Product Line Manager, SR Telecom USA, Inc., Director of Marketing, Netro Corporation
Louis A. Tanguay (1)(2)(3) (Montreal, Quebec, Canada)	Director	2004	Corporate Director
Susannah Tam (Montreal, Quebec, Canada)	Vice-President, Special Projects	2005	Vice-President, Special Projects, SR Telecom; previously, Director of Investments, CDP Capital

(1) Member of the Compensation and Nominating Committee.
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance Committee.
(4) Mr. Padiou will step down as General Manager of SR Telecom SAS on April 30, 2006.

Our directors and executive officers as a group exercised control or direction over 61 thousand common shares representing 0.01% of our outstanding common shares as at March 20, 2006.

LEGAL PROCEEDINGS

SOLECTRON ARBITRATION

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4,000,000 of inventory by SR Telecom, where US$2,000,000 was paid on August 27, 2004. The remainder was to be paid in three instalments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4,583,000 (US$3,500,000) in the third quarter of 2004.

The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. The Corporation has subsequently come to an agreement with Solectron and has paid the then overdue amount of US$550,000 including interest and fees on June 15, 2005. The remaining balance of US$900,000 due on August 26, 2005, was paid on September 7, 2005. No further obligations existed at December 31, 2005.

AXIO WIRELESS (“AXIO”) ARBITRATION

In November 2003, Axio, a service provider brought a civil action against the Corporation seeking damages for alleged breach of a service agreement with the Corporation. The Corporation petitioned the court to refer to this matter under arbitration, which took place between March 14 and March 17, 2005. The court issued a judgement on June 2, 2005 in favour of SR Telecom and denied all relief requested by Axio.

FUTURE COMMUNICATIONS COMPANY (“FCC”) LITIGATION

The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc. (formerly, Netro Corporation) of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The appeal, filed on March 2, 2005, was rejected by the Kuwait Appeal Court and the Corporation appealed this decision to the highest of the Kuwait Courts on July 4, 2005, which appeal has not yet been heard. The amount in dispute is US$1,013,000.

JASMIN CONSULTING SERVICES INC. (“JCS”)

JCS was seeking US$1,263,000 in special damages, interest and costs as a consequence of the Corporation’s alleged breach of a sub-contract agreement. On March 30, 2005, a settlement was reached with JCS in the amount of CAD$887,500 plus interest. The settlement was to be paid over a period of ten months starting April 2005. As at December 31, 2005, a balance of $94,000 remained and was paid in January 2006.

NORTH SAN JOSE INTERESTS LITIGATION

In 2004, the lease liability of $8,620,000 related to SR Telecom USA Inc.’s San Jose, California operating lease expiring in September 2006, assumed with the acquisition of Netro Corporation on September 4, 2003. This location was not in use by SR Telecom USA Inc. At the time of acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation had been unable to sub-lease the premises, nor did it expect to be able to sub-lease these premises in the near-term. As a result, in the fourth quarter of 2004, the Corporation revised its estimates of expected sub-lease revenue, resulting in an increase in the liability of $1,586,000 and a corresponding charge in the statements of operations.

In 2005, the landlord of the lease, North San Jose Interests filed a lawsuit against SR Telecom, USA Inc. seeking payment for rent and damages and filed an involuntary bankruptcy petition against SR Telecom, USA Inc. in the state of Delaware.

On January 13, 2006, the Corporation reached a US$3,600,000 settlement for the liability with the landlord. On March 17, 2006, a motion to dismiss the involuntary bankruptcy petition was granted by the bankruptcy court.

HAITI

In December 2001, in connection with a Haiti project dispute, we filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haitri, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12,880,000. At this point, MCI International and SR Telecom have both signed the settlement agreement, Teleco de Haiti has not.

GENERAL

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the three financial years ended December 31, 2005, we did not enter into any transaction with any of our insiders, directors or officers or any associate or affiliate of any such insider or proposed nominee, which has materially affected, or any proposed transaction that could materially affect, us or any of our subsidiaries.

On February 2, 2006, we completed a $50.0 million private placement of 333,333,333 common shares and converted approximately $58.4 million of Convertible Debentures into common shares. Certain funds and accounts managed or advised by DDJ Capital Management, LLC which, prior to the closing of the private placement, held 15,789,217 common shares (representing 24.0% of our outstanding common shares) and certain funds and accounts managed or advised by Greywolf Capital Management, L.P. which, prior to the closing of the private placement, held 8,185,986 common shares (representing 12.5% of our outstanding common shares) and are each considered insiders of the Corporation as such funds and accounts hold more than 10% of our common shares. Following the conversion of the Convertible Debentures and the additional subscription of 141,356,217 shares by funds or accounts managed or advised by DDJ and 73,205,769 shares by funds or accounts managed or advised by Greywolf, such entities hold 262,337,317 common shares and 135,928,923 common shares, representing 38.6% and 19.99% respectively of our outstanding common shares, after giving effect to the conversion of the Convertible Debentures by, and the issuance of common shares to, the purchasers under the private placement.

MATERIAL CONTRACTS

The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiaries are a party, for the two years preceding the date of this document.

–	Manufacturing Agreement dated March 27, 2006, between SR Telecom Inc. and Positron Technologies Inc.
–
Amendment to Ninth Amendment and Limited term Waiver Agreement dated as of October 28, 2005  among SR Telecom Inc, Comunicacion y Telefonia Rural S.A., Export Development Canada and InterAmerican Development bank.

–	Trust Indenture dated August 24, 2005 between SR Telecom Inc. and Computershare providing for the issue of 10% secured convertible debentures due October 15, 2011.
–	Credit Agreement dated May 19, 2005 between SR Telecom Inc. and BNY Trust Company providing for a credit facility of up to US $39.625 million.
–	Ninth Amendment and Limited term Waiver Agreement dated as of May 19, 2005 among SR Telecom Inc, Comunicacion y Telefonia Rural S.A., Export Development Canada and InterAmerican Development bank.
–
Amended Principles of Restructuring dated as of May 16, 2005 among SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.

–
Extension of Waiver Termination Date dated as of April 22, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

–	Principles of Restructuring dated as of April 18, 2005 among SR Telecom Inc., DDJ Capital Management, LLC, Guardian Capital LP, Greywolf Capital Management LP, Catalyst Fund General Partner I Inc, and Polar Securities Inc.
–
Extension of Waiver Termination Date dated as of March 30, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

–
Extension of Waiver Termination Date dated as of February 14, 2005 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

–	Warrant Indenture dated February 24, 2004 between SR Telecom Inc. and Computershare;
–
Eighth Amendment and Limited term Waiver Agreement dated as of February 13, 2004 among SR Telecom Inc., Comunicacion y Telefonia Rural S.A. Export Development Canada (formerly Export Development Corporation) and InterAmerican Development Bank.

AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 - Audit Committees (including Form 52-110F1 - Audit Committee Information Required in an AIF) requires issuers to disclose certain information in their annual information forms with respect to the existence, charter, composition, and education and experience of the members of, their audit committees, as well as all fees paid to their external auditors. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is attached hereto as Exhibit A. The Audit Committee reviews the Company’s annual and interim financial statements before they are approved by the Board of Directors, oversees management reporting on internal audits and controls and reviews the Company’s accounting systems and external audit plan. The Audit Committee is currently composed of three independent directors, all of whom are financially literate. Members of the Audit Committee are Lionel P. Hurtubise, Patrick J. Lavelle and Louis A. Tanguay. Paul J. Griswold was a member of the audit committee from October 11, 2005 to March 29, 2006.

RELEVANT EDUCATION AND EXPERIENCE

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an audit committee member.

Lionel P. Hurtubise has served on our board of directors since 1999. He was formerly President and Chief Executive Officer of Ericsson Canada Inc. and served as its Chairman of the Board until July 31, 2005. Mr. Hurtubise has been in the forefront of telecommunications and computer science technology in Canada for many years. Prior to joining Ericsson Canada in 1986, he served as President of International Systcoms Ltd., then a leader in the field of mobile radio telephony. He was also a principal in the formation of Westech Systems Ltd., a joint venture in which Alberta Government Telephones was a participant, in developing Canada’s first cellular mobile telephone network. Mr. Hurtubise is active in private and governmental organizations dedicated to the advancement of telecommunications research and development.

Patrick J. Lavelle was appointed to our board of directors in August 2005. Mr. Lavelle is Chief Executive Officer of Patrick J. Lavelle and Associates, a management consulting firm. Mr. Lavelle is currently Chairman of UE Waterheaters Inc., and is a director of McQuarry Energy Inc., Algoma Steel Inc., Westport Innovations Inc., Tahera Diamond Corporation, and Canadian Bank Note Company Limited. He serves as a Trustee of Arriscraft International Income Fund and Trustee and Chair of Retrocom Mid-Market Real Estate Investment Trust. He is Chairman of the Bay of Spirits Gallery and on the advisory board of International M.B.A. Program at York University. Mr. Lavelle has previously served as Chairman and CEO of Unique Broadband Systems Inc., VP Corporate Development at Magna International Inc., Chairman of Export Development Corp., Chairman of the Business Development Bank of Canada, and a director of Lions Gate Entertainment Corp., Solign Technologies, Inc., Proprietary Industries Inc., Newmex Minerals Inc. He was Chairman of Canadian Council for Aboriginal Business. He has served as Deputy Minister of Industry, Trade and Technology for Ontario, First Secretary of the Premier's Council, a senior advisor to the Planning and Priorities Board of the Ontario Cabinet and as Agent General for the Government of Ontario in Paris, France.

Louis A. Tanguay joined our board of directors in 2004. Retired from Bell Canada after a career spanning over four decades and during which he held a number of executive positions, including President of Bell Canada International from 1998 until 2001, Mr. Tanguay possesses a deep understanding of the management of telecommunications operations. He currently serves as a director of several companies, including Aéroports de Montréal, Canbras Communications, Bell Nordiq, Medysis Inc., Rona Inc. and Saputo Group Inc. He holds a Bachelor of Commerce degree from Concordia University.

REMUNERATION OF AUDITORS

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

The following table presents the fees billed by the external auditors of the firm, Deloitte & Touche LLP, by category for the fiscal years ended December 31, 2005 and 2004.

Deloitte & Touche LLP fees	2005	2004
	$	$
Audit fees
Audit services	969,252	869,636
Tax fees
Preparation of income tax returns	-	85,400
Consulting services	-	37,450
Other fees	73,500	149,725
	1,042,752	1,142,211

“Audit Fees” include the aggregate fees billed by Deloitte & Touche LLP for the audit of annual consolidated financial statements, other audits and regulatory filings.

“Tax Fees” include the aggregate fees billed by Deloitte & Touche LLP for professional services rendered for tax compliance, tax advice as well as consultation and tax planning services in view of the preparation of income tax returns of the Company, of capital and sales taxes.

“Other Fees” include the aggregate fees billed by Deloitte & Touche LLP for all other services other than those presented in the categories of Audit fees and tax fees. The amounts included in this category for 2004 and 2005 relate mostly to translation services.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Montreal and Toronto and in the United States, Computershare Trust Company, Inc. at its offices in Denver, Colorado.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com as well as on our website at www.srtelecom.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in our information circular in respect of our annual meeting of the shareholders to be held on June 9, 2006. Additional financial information is provided in our financial statements and Management’s Discussion & Analysis for our most recently completed financial year.

EXHIBIT “A” - AUDIT COMMITTEE MANDATE AND CHARTER

I.    The Board of Directors' Mandate for the Audit Committee

1.    The Board of Directors ("Board") bears responsibility for the stewardship of SR Telecom Inc. (the "Corporation"). To discharge that responsibility, the Board is obligated by the Canada Business Corporations Act to supervise the management of the business and affairs of the Corporation. The Board's supervisory function involves Board oversight or monitoring of all significant aspects of the management of the Corporation's business and affairs.

Financial reporting and disclosure by the Corporation constitutes a significant aspect of the management of the Corporation's business and affairs. The objective of the Board's monitoring of the Corporation's financial reporting and disclosure (the "Financial Reporting Objective") is to gain reasonable assurance of the following:

a)    that the Corporation complies with all applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure;

b)    that the accounting principles, significant judgements and disclosures, which underlie or are incorporated in the Corporation's financial statements, are the most appropriate in the prevailing circumstances;

c)    that the Corporation's quarterly and annual financial statements are accurate and present fairly the Corporation's financial position and performance in accordance with generally accepted accounting principles; and

d)    that appropriate information concerning the financial position and performance of the Corporation is disseminated to the public in a timely manner.

The Board is of the view that the Financial Reporting Objective cannot be reliably met unless the following activities (the "Fundamental Activities") are conducted effectively:

i)    the Corporation's accounting functions are performed in accordance with a system of internal financial controls designed to capture and record properly and accurately all of the Corporation's financial transactions;
ii)    the Corporation's internal financial controls are regularly assessed for effectiveness and efficiency;
iii)    the Corporation's quarterly and annual financial statements are properly prepared by management;
iv)    the Corporation's annual financial statements are reported on by an external auditor appointed by the shareholders of the Corporation; and
v)    the financial components of the Corporation's Disclosure Policy are complied with by management and the Board.

To assist the Board in its monitoring of the Corporation's financial reporting and disclosure, the Board has established, and hereby continues the existence of, a committee of the Board known as the Audit Committee (the "Committee"). The Committee shall develop and present to the Board for the Board's approval a Charter which, amongst other things, will describe the activities in which the Committee will engage in for the purpose of gaining reasonable assurance that the Fundamental Activities are being conducted effectively and that the Financial Reporting Objective is being met.

2.    Composition of Committee

a)    the Committee shall be appointed annually by the Board and consist of at least three (3) members from among the directors of the Corporation, the majority of whom shall be unrelated directors free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. Officers of the Corporation may not serve as members of the Audit Committee.
b)  the Board shall designate the Chairman of the Committee.

3.    Reliance on Experts
In contributing to the Committee's discharging of its duties under this mandate, each member of the Committee shall be entitled to rely in good faith upon:
a)    financial statements of the Corporation represented to him or her by an officer of the Corporation or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles; and
b)    any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4.    Limitations on Committee's Duties
 In contributing to the Committee's discharging of its duties under this mandate, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this mandate is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. The essence of the Committee's duties is monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Fundamental Activities are being conducted effectively and that the Financial Reporting Objective is being met and to enable the Committee to report thereon to the Board.

II.    Audit Committee Charter
The Audit Committee's Charter outlines how the Committee will satisfy the requirements set forth by the Board in its mandate. This Charter comprises:
• Operating Principles;
• Operating Procedures; and
• Specific Responsibilities and Duties.

A.    Operating Principles
The Committee shall fulfill its responsibilities within the context of the following principles:

1)    Committee Values The Committee expects the management of the Corporation to operate in compliance with the Corporation's corporate policies with laws and regulations governing the Corporation, and to maintain strong financial reporting and control processes.
2)    Communications The Chairman (and others on the Committee) expects to have direct, open and frank communications throughout the year with management, other members of the Board, the external auditors, and other key Committee advisors, as applicable

B.    Operating Procedures
1)    The Committee shall meet at least four (4) times annually, or more frequently, as circumstances dictate. Meetings shall be held at the call of the Chairman, upon the request of any member of the Committee or at the request of the external auditors.
2)    A quorum shall be a majority of the members.
3)    Unless the Committee otherwise specifies, the Chairman of the Committee shall act as Secretary of all meetings of the Committee.
4)    In the absence of the Chairman of the Committee, the members shall appoint an acting Chairman.
5)    A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee in a timely fashion.

Specific Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

Financial Reporting
1)    review the Corporation's annual and quarterly financial statements with management, and the external auditors when required, to gain reasonable assurance that the statements are accurate, complete, represent fairly the Corporation's financial position and performance and are in accordance with GAAP, and report thereon to the Board before such financial statements are approved by the Board;
2)    review with management and the external auditors the financial statements of the Corporation's significant subsidiaries;
3)    receive from the external auditors reports on their review of the annual financial statements;
4)    receive from management a copy of the representation letter provided to the external auditors and receive from management any additional representations required by the Committee;
5)    review and, if appropriate, recommend approval to the Board of news releases and reports to shareholders issued by the Corporation with respect to the Corporation's annual and quarterly financial statements; and
6)    review and, if appropriate, recommend approval to the Board of prospectuses, material change disclosures of a financial nature, management discussion and analysis, annual information forms and similar disclosure documents to be issued by the Corporation.

Accounting Policies
1)    review with management and the external auditors the appropriateness of the Corporation’s accounting policies, disclosures, reserves, key estimates and judgements, including changes or variations thereto and to obtain reasonable assurance that they are in compliance with GAAP; and report thereon to the Board; and
2)    review with management and the external auditors the degree of conservatism of the Corporation's underlying accounting policies, key estimates and judgements and reserves.

Risk and Uncertainty
Acknowledging that it is the responsibility of the Board, in consultation with management, to identify the principal business risks facing the Corporation, determine the Corporation's tolerance for risk and approve risk management policies, the Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled.

Financial Controls and Control Deviations
Review with the external auditors their review and assessment of the Corporation’s internal financial controls and discuss with management and the external auditors all significant deviations and any concerns raised with respect to such financial controls.

Relationship with External Auditors
The external auditors are nominated by the Board to act on behalf of the shareholders of the Corporation. All members of the Audit Committee are encouraged to engage in and maintain open lines of communication with the external auditors. The Audit Committee shall formally meet with, and receive written reports from, the external auditors on an annual basis, or as frequently as may be required.

Internal Auditor
 In the event the Corporation retains the services of an internal auditor or an internal audit department is created within the Corporation, the Audit Committee shall:
1)    review the Internal Auditor's terms of reference;
2)    review the annual plan of the Internal Auditor;
3)    review the reports of the Corporation's Internal Auditor with respect to control and financial risk, and any other matters appropriate to the Committee's duties. The Committee shall review the adequacy and appropriateness of management's response, including the implementation thereof;
4)    review and approve the reporting relationship of the Internal Auditor to ensure that an appropriate segregation of duties is maintained and that the Internal Auditor has an obligation to report directly to the Committee on matters affecting the Committee's duties, irrespective of his or her other reporting relationships; and
5)    review and report to the Board on the appointment, replacement, reassignment or dismissal of the Internal Auditor.

Accountability
1)    review and update this Charter on a regular basis for approval by the Board;
2)    from time to time, as requested by the Board, disclose its mandate and this Charter in the Corporation's statement of corporate governance practices; and
3)    review the description of the Committee's activities as set forth in the Corporation's statement of corporate governance practices.